Mail Stop 3561

 					August 29, 2005



Mr. Barry Bilmes
Chief Financial Officer
99 Cent Stuff Inc.
1801 Clint Moore Road
Suite 205
Boca Raton, FL  33487

	Re:	99 Cent Stuff Inc.
		Form 10-K for Fiscal Year Ended December 31, 2004
		Filed March 31, 2005
Forms 10-Q for Fiscal Quarters
Ended March 31, 2005 and June 30, 2005
		File No. 0-50581

Dear Mr. Bilmes:

      We reviewed your responses to our comments on the above referenced filings as set forth in your letter dated August 12, 2005.
Our review resulted in the following additional comments.

General

1. As requested in our letter dated August 2, 2005, in connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Form 10-K for Fiscal Year Ended December 31, 2004

Consolidated Statements of Operations, page F-4

2. Please refer to comment 3 in our letter dated August 2, 2005. In response to such comment, you state that Mr. Zimmerman received almost $250,000 of compensation in 2004, which you believe represents the fair value of services provided. However, it appears that approximately $210,000 of this amount represents payments to Mr. Zimmerman in his capacity as guarantor, rather than payment for his services as chief executive officer. As you state that $250,000 represents the fair value of his services as chief executive officer, it appears to us that you should record $210,000, the value of his contributed services, as an additional cost and related capital contribution. Please revise your financial statements accordingly or otherwise advise us further as to why you believe a revision is unnecessary.

Form 10-Q for Fiscal Quarter Ended June 30, 2005

Item 4. Controls and Procedures, page 13

3. Please refer to comment 2 in our letter dated August 2, 2005.
In
response to such comment, you agreed to comply in future filings, commencing with your Form 10-Q for the fiscal quarter ended June 30,
2005.  Based on our review of your June 30, 2005 Form 10-Q, it does
not appear that you have made the agreed upon revisions.   As
such,
we reissue the comment.

4. Please revise your disclosure to identify any changes, rather than only significant changes, in your internal control over financial reporting that occurred during the last fiscal quarter that have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting. See Item 308(c) of
Regulation S-K.

*    *    *    *

      As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed response letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      You may contact Staff Accountant Sarah Goldberg at (202)
551-
3340, or in her absence, Robyn Manuel at (202) 551-3823, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3843 with any other questions.

								Sincerely,


								George F. Ohsiek, Jr.
								Branch Chief



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Mr. Bilmes
99 Cent Stuff Inc.
August 29, 2005
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